                                                      January 23, 2007

Via EDGAR and Fax (202) 772-9205

Mr. Paul Monsour
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street, NE
Washington, D.C. 20549

RE:	Five Star Quality Care, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 13, 2006

Form 10-Q for the quarters ended March 31, June 30, September 30, 2006
File No. 1-16817
Dear Mr. Monsour:

The purpose of this letter is to respond to the letter of January 10, 2007 we received from Mr. Larry Spirgel. For your convenience, his original comments appear in bold text, followed by our responses (dollars in thousands).

Annual Report filed on form 10-K for the year ended December 31, 2005

Note 2 - Summary of Significant Accounting Policies, page F-7

Restricted Cash - Other, page F-8

1.
You indicated in your response to comment 2 that “Resident Security Deposits” secure “a current liability for amounts that [are] refund[able] to our residents generally upon the termination of their resident agreements or continuing care contacts with us.” Within “Current Liabilities,” what else is included in the $11.8 million line item “Security Deposit Liability,” as the current asset offset to that liability is reported at $3.2 million?

The $11.8 million line item “Security Deposit Liability” represents resident security deposits and continuing care contract deposits related to our resident agreements or continuing care contracts. While the regulatory authorities of some states require us to maintain these deposits in separate bank accounts to be used only for these purposes, other states permit us to commingle these deposits with our other operating cash. The $3.2 million for resident security deposits represents the portion of the deposits that we have placed in separate bank accounts to comply with the regulatory requirements of certain states. In addition none of our resident agreements or continuing care contracts require us to maintain security deposits in separate bank accounts.

Mr. Paul Monsour, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
January 23, 2007

2.
You indicated in your response to comment 2 that “All of [y]our resident agreements or continuing care contracts with [y]our residents are for periods of one year or less.” With such a policy, what does the $3.6 million line item (within Long Term Liabilities) “Continuing Care Contracts” represent?

The $3.6 million line item (within Long Term Liabilities) “Continuing Care Contracts” represents the non-refundable long term portion of admission fees for our continuing care contracts that we amortize into revenue over the actuarially determined remaining life of the resident, which is the expected period of occupancy by the resident and is generally more than one year. Upon a resident’s death or relocation from a community, we recognize the entire amount of the non-refundable portion of the admission fees as income.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss with you our responses provided above. Please call me at (617) 796-8214 if you have any questions or require additional information.

Sincerely,
FIVE STAR QUALITY CARE, INC.

/s/ Bruce J. Mackey Jr.
Bruce J. Mackey Jr.
Treasurer & Chief Financial Officer